Mail Stop 3561

August 30, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Joel M. Bennett
Executive Vice President and Chief Financial Officer
22619 Pacific Coast Highway
Malibu, California 90265

> **Re: JAKKS Pacific, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-28104**

Dear Mr. Bennett:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Item 6. Selected Financial Data, page 26</u>

1. Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be

limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Income, page 41

2. We note that you have netted interest income and interest expense on the face of your consolidated statements of income. In light of your disclosure on page 30 of your MD&A, which indicates that interest expense is material, please revise your presentation in future filings to present interest income and interest expense on separate line items. See Rule 5-03(b)(7-9) of Regulation S-X.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

– Stock Option Plans, page 48

3. We note your disclosure that certain options have been repriced resulting in compensation adjustments, which have been reflected in net income. Please provide us with the nature and details of any option repricings and resulting compensation adjustments that occurred during the three years ended December 31, 2005.

Note 14. Common Stock, Preferred Stock and Warrants, page 61

4. We note that during 2004 and 2005 shares of restricted stock were issued to certain executives and directors. Please tell us and disclose in future filings the nature of the vesting provisions of the stock, and your method of recording compensation expense and deferred compensation. Also, for the shares of restricted stock that were issued during 2004 and 2005, please explain to us why the total value of the shares was expensed during the same year the shares of restricted stock were issued. Also, please tell us the number of shares of restricted stock that have been issued but have not vested as of December 31, 2005 and explain to us how you have considered these unvested shares in your basic and diluted earnings per share calculation.

5. Please explain to us the nature of the $5.3 million increase to APIC and charge to stock compensation expense during fiscal 2004 which is presented on the statements of stockholders' equity as "compensation for fully vested stock options." Similarly, explain the $1.7 million decrease to APIC and reduction to stock compensation expense during fiscal 2005.

6. We note that during 2005 you issued 566,546 shares of common stock for $4.9 million of cash and restricted stock. Please explain to us when the 101,002 shares of restricted stock were issued, how you determined or calculated their value of $1.7 million, and how you accounted for the exchange of 101,002 shares for 215,982 shares.

7. We note that during 2003, you awarded 2,760,000 shares of restricted stock to certain executives, of which 396,000 were earned during 2004. Please explain to us how you have accounted for the 396,000 shares in 2004 including how you valued the shares and how they have been accounted for in the statement of stockholders' equity.

Note 20 – Litigation, page 64

8. Please revise to disclose, in plain English, the nature of the WWE's claims against you.

Item 15. Exhibits, page 82

9. Your exhibit index does not include reference to material contracts such as acquisition, financing, licensing, or joint venture agreements. Please revise to reference to all material contracts as required by Item 15(b) of Form 10-K and Item 601(b)(10) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2006

Balance Sheets

10. We note that your investment in the THQ video game joint venture has decreased from $10.4 million as of December 31, 2005 to $3.2 million as of March 31, 2006. Please explain to us the nature of this decrease.

Management's Discussion and Analysis
– Results of Operations

11. Please revise to discuss and analyze results of operations by the operating segments disclosed in note 3 to the financial statements. For example, please discuss and analyze net sales and cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

12. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes.

13. For revenues, please quantify factors such as price, mix, and volume changes.

14. Please expand your discussion of cost of sales and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that gross profit was affected by lower product costs and tool and mold amortization, offset in part by an increase in royalty expense, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Form 10-Q for the quarter ended June 30, 2006

Note 8. Common Stock and Preferred Stock, page 10

15. We note that in January 2006 you issued 268,660 shares of restricted common stock which vest in January 2007 and 2008 and are valued at approximately $5.6 million. Please tell us how you have accounted for these shares as of March 31, 2006 and June 30, 2006. Include in your response the nature of the $5.3 million deferred compensation recorded as part of stockholders equity during the three months ended March 31, 2006 and explain why this amount is no longer recorded as of June 30, 2006.

Note 9. Business Combinations, page 10

16. We note that the amounts allocated to intangible assets and goodwill in the Creative Designs acquisition have changed from that reported in the Form 10-Q for the quarter ended March 31, 2006. In future filings, to the extent the allocation amounts change significantly, please disclose the amount of the adjustments. See paragraph 51 of SFAS No. 141.

Management's Discussion and Analysis
– General

17. We note that in connection with the joint venture with THQ, no agreement has been reached for the preferred return for the period July 1, 2006 to December 31, 2009. Please revise MD&A in future filings to discuss the existence of this uncertainty and explain how it may effect your financial position and statements of operations in the future.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

    Sincerely,

    Linda Cvrkel
    Branch Chief